Exhibit 99.1

DHT Holdings, Inc. First Quarter 2018 Results

HAMILTON, BERMUDA, May 7, 2018 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD in mill. (except per share)	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	2017	2016
Adjusted Net Revenue[1]	46.2	56.6	54.8	59.6	70.7	241.8	290.7
Adjusted EBITDA	24.0	33.5	31.4	36.7	50.6	152.1	209.4
Net income/(Loss)	(9.2)	(7.5)[2]	(5.1)	4.8	14.3[2]	6.6[2]	9.3[2]
EPS – basic	(0.06)	(0.05)	(0.04)	0.04	0.15	0.05	0.10
EPS – diluted[3]	(0.06)	(0.05)	(0.04)	0.04	0.15	0.05	0.10
Interest Bearing Debt	764.4	786.2	826.0	841.1	674.6	786.2	701.5
Cash	69.8	77.3	86.5	104.0	72.2	77.3	109.3[4]
Dividend[5]	0.02	0.02	0.02	0.02	0.08	0.14	0.58
Spot Exposure[6]	70.7%	73.6%	67.9%	63.5%	58.1%	66.4%	57.8%
Unscheduled off hire[6]	0.1%	0.1%	0.3%	0.2%	0.2%	0.2%	1.8%
Scheduled off hire[6]	0.7%	0.3%	2.7%	2.8%	2.4%	2.0%	1.7%

HIGHLIGHTS:

●	Adjusted EBITDA for the quarter of $24.0 million. Net loss for the quarter of $9.2 million or loss of $0.06 per basic share.

●
The Company’s VLCCs achieved time charter equivalent earnings of $21,400 per day in the first quarter of 2018 of which the Company’s VLCCs on time-charter earned $25,000 per day and the Company’s VLCCs operating in the spot market achieved $20,200 per day (after adoption of IFRS 15 as per January 1, 2018).

●	For the quarter the Company generated positive cash flow from operations after payment of ordinary debt amortization and drydocking costs.

●	So far in the second quarter of 2018, 55% of the available VLCC spot days have been booked at an average rate of $14,200 per day.

●
For the first quarter of 2018, the Company will return $2.9 million to shareholders in the form of a cash dividend of $0.02 per share, payable on May 30, 2018 for shareholders of record as of May 21, 2018.

●
In April 2018 the Company entered into a $485 million secured credit facility agreement with a six year tenor for the refinancing of 13 of the Company’s VLCCs. The new credit facility will bear interest at a rate equal to Libor + 2.40% and will have a 20-year repayment profile.

●
In April 2018, the Company also entered into an agreement with ABN Amro to increase the Company’s revolving credit facility to $57.0 million from the current availability of $43.4 million. The revolving credit is currently undrawn.

●
On April 27, 2018 the Company took delivery of the first of its two VLCC newbuildings from DSME. The vessel is named DHT Stallion. The second newbuilding from DSME will be delivered in May 2018 while the two newbuildings from HHI are expected to be delivered in June 2018 and September 2018.

●
DHT has a fleet of 27 VLCCs, 24 in the water and three under construction scheduled for delivery in 2018, as well as two Aframaxes. The total dwt of the fleet is 8,590,740.  Six of the VLCCs and one of the Aframaxes are on time charters. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Footnotes:
1Shipping Revenues net of voyage expenses.
2Q4 2017 includes a non-cash impairment charge of $1.1 million and a net loss of $3.3 million related to the sale of DHT Eagle and DHT Utah. Q1 2017 includes a non-cash impairment charge of $7.5 million related to the sale of DHT Ann and DHT Phoenix. 2017 includes  impairment charges of $8.5 million and net loss of $3.5 million related to sale of vessels. 2016 includes total impairment charges of $84.7 million.
3Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
4The cash balance as of December 31, 2016 includes $48.7 million relating to the financing for DHT Tiger which was drawn in 2016 in advance of the delivery of the DHT Tiger on January 16, 2017.
5Per common share.
6As % of total operating days in period.

FIRST QUARTER 2018 FINANCIALS

Shipping revenues for the first quarter of 2018 of $79.9 million compared to shipping revenues of $92.1 million in the first quarter of 2017. The change from the 2017 period to the 2018 period was due lower tankers rates partly offset by an increase in the fleet and non-cash IFRS 15 adjustment of $3.7 million.

Voyage expenses for the first quarter of 2018 were $33.7 million, compared to voyage expenses of $21.4 million in the first quarter of 2017. The increase was mainly due to a larger fleet in the 2018 period in addition to a non-cash IFRS 15 adjustment of $1.0 million.

The Company’s VLCCs achieved time charter equivalent earnings for the vessels operating in the spot market of $20,200 per day in the first quarter of 2018. If IFRS 15 had not been adopted in the first quarter of 2018, the time charter equivalent earnings would have been $18,400 per day.

Vessel operating expenses for the first quarter of 2018 were $17.2 million, compared to $13.9 million in the first quarter of 2017. The increase was due to an increase in the fleet.

Depreciation and amortization was $23.7 million for the first quarter of 2018, compared to $20.9 million in the first quarter of 2017. The increase was due to an increase in the fleet.

General & administrative expense (“G&A”) for the first quarter of 2018 was $5.0 million, consisting of $3.8 million cash and $1.2 million non-cash charges, compared to $6.3 million in the first quarter of 2017, consisting of $4.3 million cash and $2.0 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the first quarter of 2018 were $9.5 million compared to $7.7 million in the first quarter of 2017. The increase is mainly due to increased borrowings in connection with an increase in the fleet.

The Company had net loss in the first quarter of 2018 of $9.2 million, or loss of $0.06 per basic share and $0.06 per diluted share, compared to net income in the first quarter of 2017 of $14.3 million, or $0.15 per basic share and $0.15 per diluted share.

Net cash provided by operating activities for the first quarter of 2018 was $17.4 million compared to $41.4 million for the first quarter of 2017. The decrease is mainly due to net loss of $9.2 million in the first quarter 2018 compared to net income of $14.3 million in the first quarter 2017 due to a weaker tanker market.

Net cash provided by investing activities was $1.5 million in the first quarter of 2018 comprising $20.7 million related to sale of vessel offset by $17.5 million related to investment in vessels under construction and $1.7 million related to vessel undergoing special survey and drydocking. Net cash used in investing activities was $46.7 million in the first quarter of 2017 comprising $6.0 million related to investment in vessels and $63.9 million related to investment in vessels under construction, offset by $23.3 million related to the sale of DHT Chris.

Net cash used in financing activities for the first quarter of 2018 was $26.4 million comprising $2.9 million related to cash dividend paid, $14.8 million related to scheduled repayment of long term debt and $8.7 million related to repayment of long term debt in connection with sale of vessels. Net cash used in financing activities for the first quarter of 2017 was $31.8 million comprising $7.6 million related to cash dividend paid, $11.6 million related to scheduled repayment of long term debt and $12.0 million related to repayment of long term debt in connection with sale of vessels.

As of March 31, 2018, our cash balance was $69.8 million, compared to $77.3 million as of December 31, 2017.

We declared a cash dividend of $0.02 per common share for the first quarter of 2018 payable on May 30, 2018 for shareholders of record as of May 21, 2018.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the first quarter of 2018, we are in compliance with our financial covenants.

As of March 31, 2018, we had 143,572,543 shares of our common stock outstanding compared to 142,417,407 as of December 31, 2017.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	2017	2016
Reconciliation of Adjusted Net Revenue

Shipping revenues	79,911	92,244	84,374	86,335	92,100	355,052	356,010
Voyage expenses	(33,721)	(35,619)	(29,594)	(26,701)	(21,387)	(113,301)	(65,349)
Adjusted Net Revenue	46,191	56,625	54,780	59,634	70,712	241,751	290,661

Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	(9,213)	(7,514)	(5,067)	4,836	14,346	6,602	9,260
Income tax expense/(income)	18	(2)	55	39	40	131	95
Other financial (income)/expenses	(92)	253	81	(460)	(318)	(443)	40
Fair value (gain)/loss on derivative financial instruments	(359)	(435)	(478)	(521)	(719)	(2,154)	(3,235)
Interest expense	10,244	10,664	10,586	9,902	8,956	40,109	35,070
Interest income	(71)	(41)	(28)	(36)	(35)	(140)	(66)
Share of profit from associated companies	(258)	(172)	(235)	(208)	(187)	(802)	(649)
(Profit)/loss, sale of vessel	46	3,257	-	228	55	3,540	(138)
Impairment charges	-	1,053	-	-	7,487	8,540	84,700
Depreciation and amortization	23,674	26,417	26,468	22,940	20,933	96,758	84,340
Adjusted EBITDA	23,990	33,479	31,382	36,720	50,559	152,141	209,415

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EDT/14:00 CEST on Tuesday May 8, 2018 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 323 701 0225 within the United States, 21002610 within Norway and +44 330 336 9105 for international callers. The passcode is “DHT” or “4264945”.

The webcast which will include a slide presentation will be available on the following link:
https://edge.media-server.com/m6/p/i8sjfybn and can also be accessed in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through May 15, 2018.  To access the replay, dial 1 719 457 0820 within the United States, 23500077 within Norway or +44 207 660 0134 for international callers and enter “4264945” as the pass code.

ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 24, 2018.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Uboe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	March 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents		$69,761	77,292
Accounts receivable and accrued revenues	2, 8	35,286	42,212
Capitalized voyage expenses	2	1,291	-
Prepaid expenses		5,505	3,197
Bunkers, lube oils and consumables		22,003	23,675
Asset held for sale		-	20,762
Total current assets		$133,845	167,137

Non-current assets
Vessels and time charter contracts	5	$1,422,261	1,444,146
Advances for vessels under construction	5	132,237	114,759
Other property, plant and equipment		459	464
Investment in associated company		4,294	3,992
Total non-current assets		$1,559,252	1,563,360

TOTAL ASSETS		$1,693,096	1,730,497

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$17,519	17,427
Derivative financial liabilities		187	545
Current portion long term debt	4	55,824	65,053
Total current liabilities		$73,531	83,026

Non-current liabilities
Long term debt	4	708,620	721,151
Other non-current liabilities		$435	428
Total non-current liabilities		$709,055	721,579

TOTAL LIABILITIES		$782,585	804,605

Stockholders' equity
Stock	6, 7	$1,436	1,424
Additional paid-in capital	6, 7	1,147,005	1,140,794
Accumulated deficit	2	(238,906)	(222,087)
Translation differences		129	85
Other reserves		846	5,676
Total stockholders equity		$910,511	925,892

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,693,096	1,730,497

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		1Q 2018	1Q 2017
	Note	Jan. 1 - Mar. 31 2018	Jan. 1 - Mar. 31 2017
Shipping revenues	2	$79,911	92,100

Operating expenses
Voyage expenses	2	(33,721)	(21,387)
Vessel operating expenses		(17,238)	(13,873)
Depreciation and amortization	5	(23,674)	(20,933)
Impairment charge	5	-	(7,487)
Profit /( loss), sale of vessel	5	(46)	(55)
General and administrative expense		(4,963)	(6,280)
Total operating expenses		$(79,642)	(70,016)

Operating income/(loss)		$270	22,084

Share of profit from associated companies		258	187
Interest income		71	35
Interest expense		(10,244)	(8,956)
Fair value gain/(loss) on derivative financial instruments		359	719
Other financial income/(expenses)		92	318
Profit/(loss) before tax		$(9,195)	14,386

Income tax expense		(18)	(40)
Net income/(loss) after tax		$(9,213)	14,346
Attributable to the owners of parent		$(9,213)	14,346

Basic net income/(loss) per share		(0.06)	0.15
Diluted net income/(loss) per share		(0.06)	0.15

Weighted average number of shares (basic)		143,044,483	94,134,052
Weighted average number of shares (diluted)		143,044,483	112,617,393

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Profit/(loss) for the period		$(9,213)	14,346

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		-	-
Total		$-	-
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate and subsidiary		44	65
Total		$44	65

Other comprehensive income		$44	65

Total comprehensive income for the period		$(9,169)	14,411

Attributable to the owners of parent		$(9,169)	14,411

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2018	Q1 2017
	Note	Jan. 1 - Mar. 31, 2018	Jan. 1 - Mar. 31, 2017
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss)	2	$(9,213)	14,346

Items included in net income not affecting cash flows		26,224	31,471
Depreciation	5	23,674	20,933
Impairment charge	5	-	7,487
Amortization of debt issuance costs		1,727	1,879
(Profit) / loss, sale of vessel	5	46	55
Fair value (gain) / loss on derivative financial instruments		(359)	(719)
Compensation related to options and restricted stock		1,393	2,275
(Gain) / loss purchase of convertible bond		-	(253)
Share of profit in associated companies		(258)	(187)
Income adjusted for non-cash items		$17,011	45,817

Changes in operating assets and liabilities		364	(4,428)
Accounts receivable and accrued revenues	2, 8	(511)	1,992
Capitalized voyage expenses	2	597	-
Prepaid expenses		(2,307)	(1,251)
Accounts payable and accrued expenses		907	3,784
Deferred shipping revenues		-	(1,109)
Bunkers, lube oils and consumables		1,672	(7,844)
Pension liability		7	-
Net cash provided by operating activities		$17,375	41,389

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(1,715)	(6,046)
Investment in vessels under construction	5	(17,479)	(63,871)
Sale of vessels		20,715	23,339
Investment in property, plant and equipment		(69)	(87)
Net cash provided by/(used in) investing activities		$1,452	(46,666)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(2,871)	(7,570)
Issuance of long term debt	4	-	(624)
Scheduled repayment of long-term debt	4	(14,824)	(11,620)
Repayment of long-term debt, sale of vessels	4	(8,663)	(12,024)
Net cash used in financing activities		$(26,359)	(31,837)

Net increase/(decrease) in cash and cash equivalents		(7,531)	(37,114)
Cash and cash equivalents at beginning of period		77,292	109,295
Cash and cash equivalents at end of period		$69,761	72,182

Specification of items included in operating activities:
Interest paid		6,717	8,017
Interest received		71	35

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

				Paid-in
				Additional	Retained	Translation	Other	Total
	Note	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2017		93,433,804	$934	$881,097	$(205,195)	$(108)	$8,283	$685,011
Net income/(loss) after tax					14,346			14,346
Other comprehensive income						65		65
Total comprehensive income					14,346	65		14,411
Cash dividends declared and paid					(7,570)			(7,570)
Purchase of convertible bonds				(760)				(760)
Compensation related to options and restricted stock		1,189,099	12	7,173			(4,910)	2,275
Balance at March 31, 2017		94,622,903	$946	$887,509	$(198,419)	$(43)	$3,373	$693,367

				Paid-in
				Additional	Retained	Translation	Other	Total
	Note	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2018, as previously reported		142,417,407	$1,424	$1,140,794	$(222,087)	$85	$5,676	$925,892
Impact of change in accounting policy	2				(4,734)			(4,734)
Adjusted balance at January 1, 2018		142,417,407	1,424	1,140,794	(226,821)	85	5,676	921,158
Net income/(loss) after tax					(9,213)			(9,213)
Other comprehensive income					-	44		44
Total comprehensive income					(9,213)	44		(9,169)
Cash dividends declared and paid					(2,871)			(2,871)
Compensation related to options and restricted stock		1,155,136	12	6,211			(4,829)	1,393
Balance at March 31, 2018		143,572,543	$1,436	$1,147,005	$(238,906)	$129	$846	$910,511

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2018

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on May 4, 2018 and authorized for issue on May 7, 2018.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2017. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The interim condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these interim condensed financial statements are the same as presented in the 2017 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2018 are listed below. With the exception of IFRS 15, the adoption did not have any effect on the financial statements:

IFRS 9 Financial Instruments
IFRS 15 Revenue from Contracts with Customers
Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions
Annual Improvements to IFRS Standards 2014-2016 Cycle
IFRIC 22 Foreign Currency Transactions and Advance Consideration

Adoption of IFRS 15 Revenue from Contracts with Customers
Effective from January 1, 2018, we adopted the new accounting standard IFRS 15 Revenue from Contracts with Customers using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

For vessels operating on spot charterers, voyage revenues are, under the new revenue standard, recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfil a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Reference is also made to note 2 in the Annual Report on Form 20-F for 2017.

Time charters continue to be accounted as operating leases in accordance with IAS 17 and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.

The cumulative effect of the adjustments made to our condensed consolidated statement of financial position at January 1, 2018 from the adoption of IFRS 15 Revenue from Contracts with Customers was as follows:

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	Balance at	Adjustments	Balance att
$ in thousands	December 31, 2017	due to IFRS 15	January 1, 2018
ASSETS
Accounts receivable and accrued revenues	42,212	(7,437)	34,775
Capitalized voyage expenses	-	1,888	1,888
LIABILITIES
Accounts payable and accrued expenses	17,427	(815)	16,613
EQUITY
Accumulated deficit	(222,087)	(4,734)	(226,821)

The impact of the adoption of IFRS 15 Revenues from Contracts with Customers on our condensed consolidated statement of financial position, condensed consolidated income statement and condensed consolidated statement of cash flow for the three-month period ending March 31, 2018 were as follows:

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	Balance at March 31, 2018
		Adjustments	Balance without
$ in thousands	As reported	due to IFRS 15	adoption of IFRS 15
ASSETS
Accounts receivable and accrued revenues	35,286	3,694	38,980
Capitalized voyage expenses	1,291	(1,291)	-
LIABILITIES
Accounts payable and accrued expenses	17,519	384	17,903
EQUITY
Accumulated deficit	(238,906)	2,019	(236,887)

CONDENSED CONSOLIDATED INCOME STATEMENT
	For the period ended March 31, 2018
		Adjustments	Balance without
$ in thousands	As reported	due to IFRS 15	adoption of IFRS 15
Shipping revenues	79,911	(3,743)	76,168
Voyage expenses	(33,721)	1,028	(32,693)
Net income/(loss) after tax	(9,213)	(2,715)	(11,928)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
	For the period ended March 31, 2018
		Adjustments	Balance without
$ in thousands	As reported	due to IFRS 15	adoption of IFRS 15
Net income / (loss)	(9,213)	(2,715)	(11,928)
Accounts receivable and accrued revenues	(511)	3,743	3,232
Capitalized voyage expenses	597	(597)	-
Accounts payable and accrued expenses	907	(431)	476
Net cash provided by operating activities	17,375	-	17,375

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was $1.3 million as per March 31, 2018. During first quarter of 2018, $1.0 million was amortized and no impairment losses were recognized in the period.

IFRS 15 requires disclosure on the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period and an explanation of when an entity expects to recognize these amounts as revenue. We have applied the practical expedient related to performance obligation with reference to IFRS 15:121 (a), as the original expected duration of the underlying contract is one year or less. Consequently, no disclosure is presented in the notes to the interim condensed consolidated financial statements.

According to IFRS 15:114 an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. DHT’s business is to operate a fleet of crude oil tankers and management has organized the entity as one segment based upon on the service provided. Consequently, the Company does not disaggregate revenue recognized from contracts with customers.

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

As of March 31, 2018, the Company had 25 vessels in operation; 7 vessels were on time charters and 18 vessels operating in the spot market.

Information about major customers:
For the period from January 1, 2018 to March 31, 2018 five customers represented $11.5 million, $10.8 million, $7.2 million, $6.5 million and $5.8 million, respectively, of the Company’s revenues.

For the period from January 1, 2017 to March 31, 2017 five customers represented $13.8 million, $10.5 million, $10.0 million, $7.7 million and $6.1 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt
As of March 31, 2018, DHT had interest bearing debt totaling $764.4 million (including the $105.8 million convertible senior notes).

Scheduled debt repayments (USD million) and margin above Libor

	Margin	Q2	Q3-Q4
$ in thousands	above Libor	2018	2018	2019	2020	2021	Thereafter	Total
ABN Amro Credit Facility *	2.60%	2,283	3,941	7,882	7,882	96,371		118,360
Nordea Samco Credit Facility	2.50%	5,008	10,015	200,177				215,199
Credit Agricole Credit Facility	2.19%	1,649	3,299	6,597	6,597	6,597	42,925	67,665
Danish Ship Finance Credit Facility	2.25%	1,300	1,300	2,600	39,000			44,200
Nordea/DNB Credit Facility	2.25%	625	1,250	2,500	40,000			44,375
Nordea/DNB Credit Facility	2.75%	434	869	8,251				9,554
Nordea BW VLCC Acquisition Credit Facility	2.40%	4,200	8,400	16,800	16,800	16,800	109,483	172,483
ABN Amro Revolving Credit Facility **	2.50%
Convertible Senior Notes				105,826				105,826
Total		15,499	29,073	350,634	110,280	119,769	152,408	777,663
Unamortized upfront fees bank loans								(6,695)
Difference amortized cost/notional amount convertible note								(6,523)
Total interest bearing debt								764,444

*In addition to the scheduled installments under the ABN Amro/Nordea/DVB credit facility we are, through the first quarter 2020, required to pay quarterly installments equal to free cash flow during the preceding quarter, capped at $0.3 million per borrower per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.
**$43.4 mill. available as of March 31, 2018.  Quarterly reduction of $1.3 million.

ABN Amro Credit Facility
In July 2014 we entered into a credit facility with ABN Amro, Nordea and DVB as lenders and DHT Holdings, Inc. as guarantor for the financing of three VLCC newbuildings.  Borrowings bear interest at a rate equal to Libor + 2.60% and the loan is repayable in quarterly installments of $2.0 million through Q3 2021 and a final payment of $91.2 with the last installment. In addition to the scheduled instalments, each borrower shall the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea Samco Credit Facility
The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in quarterly installments of $5.0 million with a final payment of $180.2 in December 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023.  The loan bears interest at Libor plus a margin of 2.1875%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB Credit Facility
In October 2015 we entered into a credit facility totaling $50.0 million with Nordea and DNB as lenders and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Leopard delivered in Q1 2016.  The full amount of the credit facility was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 20 quarterly installments of $0.625 million from March 2016 to December 2020 and a final payment of $37.5 million in December 2020. In September 2016, the four vessels financed by RBS (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the credit facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris which was delivered to the buyers in January 2017 and the sale of the DHT Ann which was delivered to the buyers in May 2017, the separate tranche is repayable in quarterly installments of $0.4 million and a final payment of $6.9 million in August 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea BW VLCC Acquisition Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million is expected to be borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.40%. Subsequent to the sale of the DHT Utah and DHT Utik, the current outstanding is repayable in quarterly installments of $4.2 million with a final payment of $84.3 million in the second quarter of 2023. When the facility is fully drawn, the quarterly installments will be $5.4 million with a final payment of $156.3 million in the second quarter of 2023. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

ABN Amro Revolving Credit Facility
In November 2016, we entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  Availability under the facility is reduced by $1.3 million quarterly. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes
In February 2016 we repurchased $3.0 million of the convertible senior notes in the open market at a price of 99% of par and in April 2016 we repurchased $1.0 million of the convertible senior notes in the open market at a price of 99% of par.  During the fourth quarter of 2016 we repurchased $23.0 million of the convertible senior notes in the open market at an average price of 90.4% of par.  During the first quarter of 2017 we repurchased $5.0 million of the convertible senior notes in the open market at a price of 100.4% of par. During the second quarter of 2017 we repurchased $12.2 million of the convertible senior notes in the open market at a price of 98.4% of par.

Interest rate swaps
As of March 31, 2018, DHT has three interest rate swaps totaling $73.5 million with maturity in the second quarter of 2018.  The fixed interest rates range from 2.86% to 3.57%.  As of March 31, 2018, the fair value of the derivative financial liability related to the swaps amounted to $0.2 million.

Covenant compliance
As of the date of our most recent compliance certificates submitted to the banks, we are in compliance with our financial covenants.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of March 31, 2018.

Cost of Vessels		Depreciation, impairment and amortization*
$ in thousands		$ in thousands
At January 1, 2018	1,810,158	At January 1, 2018	366,012
Additions	1,715	Depreciation and amortization	23,600
Retirement **	(1,244)	Retirement **	(1,244)
At March 31, 2018	1,810,629	At March 31, 2018	388,368

Carrying Amount
$ in thousands
At January 1, 2018	1,444,146
At March 31, 2018	1,422,261

*Accumulated numbers
**Relates to completed depreciation of drydocking for DHT Sophie.

Vessels under construction
We have entered into agreements with HHI for the construction of two VLCCs with a contract price of $82.4 million each (including scrubbers). As of March 31, 2018 we have paid pre-delivery installments totaling $49.4 million for the two newbuildings to be delivered in 2018. Borrowing costs are capitalized as part of vessels under construction.

In connection with the acquisition of BW Group’s VLCC fleet, DHT novated the agreement with the shipbuilder Daewoo Shipbuilding & Marine Engineering Co., Ltd for the construction of two VLCCs. First and second installments were already paid by BW Group and the agreed purchase price was $29.9 million each. As of March 31, 2018 we have paid pre-delivery installments totaling $17.4 million for the two newbuildings to be delivered in 2018. Borrowing costs are capitalized as part of vessels under construction.

Cost of vessels under construction
$ in thousands
At January 1, 2018	114,759
Additions	17,479
At March 31, 2018	132,237

Carrying Amount
$ in thousands
At January 1, 2018	114,759
At March 31, 2018	132,237

The following table is a timeline of future expected payments and dates relating to vessels under construction as of March 31, 2018:

Vessels under construction $ in thousands	March 31, 2018	January 1, 2018
Not later than one year	202,094	218,565
Later than one year and not later than three years	-	-
Later than three years and not later than five years	-	-
Total	202,094	218,565

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.3282 effective November 27, 2017. Based on the adjusted conversion price and after adjusting for the repurchase of $44.2 million of the convertible senior notes in the open market at an average price of 94.5% of par, the total number of shares to be issued would be 16,722,923.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at March 31, 2018	143,572,543	-
Shares to be issued assuming conversion of
convertible notes*	20,904,879
Numbers of shares authorized for issue
at March 31, 2018	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01
*assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of March 31, 2018, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding.   Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Dividend payment

Dividend payment as of March 31, 2018:

Payment date	Total Payment	Per common share
February 28, 2018	$2.9 million	$0.02
Total payment as per March 31, 2018	$2.9 million	$0.02

Dividend payment as of December 31, 2017:

Payment date	Total Payment	Per common share
December 6, 2017	$2.8 million	$0.02
August 31, 2017	$2.8 million	$0.02
May 31, 2017	$10.1 million	$0.08
February 22, 2017	$7.6 million	$0.08
Total payment as per December 31, 2017	$23.3 million	$0.20

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $35.3 million as of March 31, 2018 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2017 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On May 4, 2018 the Board approved a dividend of $0.02 per common share related to the first quarter 2018 to be paid on May 30, 2018 for shareholders of record as of May 21, 2018.

On April 27, 2018 the Company took delivery of the first of its two VLCC newbuildings from DSME.  The vessel is named the DHT Stallion.  A total of $48 million of debt was drawn in connection with the delivery.

On April 24, 2018 the Company entered into a $485 million secured credit facility agreement with a six year tenor for the refinancing of 13 of the Company’s VLCCs. The new credit facility will bear interest at a rate equal to Libor + 2.40% and will have a 20-year repayment profile.

On April 24, 2018, the Company entered into an agreement with ABN Amro to increase the Company’s revolving credit facility to $57.0 million from the current availability of $43.4 million.